UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated February 5, 2021

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

OTHER EVENTS

Underwriting Agreement

On February 5, 2021 CIMC Marketing Pty Limited ("CIMC" or "Underwriter"), a wholly owned subsidiary of Integrated Media Technology Limited ("IMTE" or "Company") entered into an Underwriting Agreement ("Agreement") with Xped Limited ("Xped"), a company listed on the Australian Securities Exchange.

Pursuant to the Agreement, CIMC will underwrite for 500 million shares for any shortfall of acceptance from other shareholders ("Shortfall Shares") in Xped's rights issue announced on January 25, 2021 at the subscription price of A$0.001 per share. The total commitment by CIMC is A$500,000 or equivalent to approximately US$381,000. The obligations for the underwriting are not binding unless there is a shortfall of acceptance from other Shareholders ("Shortfall") and the directors of Xped exercise the right to issue the Shortfall Shares. If the directors of Xped exercise the right to issue the Shortfall Shares, Xped must issue to the Underwriter (in priority to any other application of the Shortfall) the Shortfall Shares up to the number of Shortfall Shares such that the Underwriter's voting power in Xped will not be more than 19.99%. If there is not a Shortfall and the directors of Xped do not exercise the right to issue the Shortfall Shares by 7 pm (Melbourne time) on 19 February 2021 (as subsequently amended by the parties) then the Agreement will automatically terminate.

CIMC shall receive A$25,000 as an underwriter fee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 10, 2021

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Executive Chairman and Chief Executive Officer